Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

July 7, 2023

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng
Joseph Ambrogi Jeffrey Lewis Jennifer Monick

Re:	Spark I Acquisition Corporation
Amendment to Draft Registration Statement on Form S-1
Submitted April 13, 2022
CIK No. 0001884046

Ladies and Gentlemen:

On behalf of our client, Spark I Acquisition Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 10, 2022, relating to the above-referenced Amendment to Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amended S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on April 13, 2022), all page references herein correspond to the page of Amended S-1.

Draft Registration Statement on Form S-1 submitted April 13, 2022

Risk Factors, page 57

1.	We note that you have identified the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for litigation arising out of or relating to the warrant agreement, including under the Securities Act. However, Section 9.03 of the Form of Warrant Agreement, filed as exhibit 4.4, states that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please reconcile these statements.

In response to the Staff’s comment, the Company has revised Section 9.03 of the Form of Warrant Agreement filed as Exhibit 4.4 to keep consistent with the statements in the Amended S-1.

Please direct any questions regarding the Company’s responses or the Amended S-1 to me at 650-849-3240.

Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Andrew Hoffman
Andrew Hoffman

cc:	James Rhee, Spark I Acquisition Corporation
Sally Yin, Wilson Sonsini Goodrich & Rosati, P.C.